Hear Sit Dividend Growth Fund Portfolio Manager Kent Johnson speak at the September FPA Meeting.

Sit Dividend Growth Fund



Average Annual Total Returns
as of July 31, 2007

	One Year	Three Year	Since Inception
Dividend Growth - Class I*	16.18%	15.37%	12.54%
Dividend Growth - Class S*	15.80%	—	13.30%

*Inception date for the Class I shares is December 31, 2003 and March 31, 2006 for the Class S shares. The annual returns of both classes are substantially similar because they are invested in the same portfolio of securities. Annual returns differ only to the extent that the classes do not have the same expenses. Specifically, the performance shown for the Class S shares reflect its 0.25% 12b-1 distribution fee.

Sit Investment Associates
Sit Mutual Funds

www.sitfunds.com 1-800-332-5580

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com and 1-800-332-5580. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. The most recent month-end performance data is available at www.sitfunds.com and 1-800-332-5580.